PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

December 15, 2017

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

Re: Prudential Jennison International Opportunities Fund

To the Board of Directors:

PGIM Investments LLC (PGIM Investments) has contractually agreed, through February 29, 2020, to reimburse and/or waive fees so that the Fund’s net annual operating expenses of each class do not exceed 0.84% of the Fund’s average daily net assets (exclusive of distribution and service (12b-1) fees, transfer agency / sub-transfer agency fees and networking expenses, extraordinary expenses and certain other expenses, such as taxes, interest and brokerage commissions). Separately, PGIM Investments has contractually agreed to waive and/or reimburse up to 0.06% of certain other expenses on an annualized basis, through February 29, 2020, to the extent that the Fund’s total net annual operating expenses (exclusive of taxes, interest, and certain extraordinary expenses) exceed 1.15% of average daily net assets for Class A shares, 1.90% of average daily net assets for Class C shares, 1.48% of average daily net assets for Class R shares, 0.90% of average daily net assets for Class Z shares, and 0.84% of average daily net assets for Class Q shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. These waivers may not be terminated prior to February 29, 2020 without the prior approval of the Fund’s Board of Directors.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name:Scott E. Benjamin
Title: Executive Vice President